Exhibit 99.85

6.0% CONVERTIBLE EXTENDIBLE UNSECURED

SUBORDINATED DEBENTURES

FIRST SUPPLEMENTAL

TRUST INDENTURE

Dated as of January 1, 2011

Among

JUST ENERGY GROUP INC.

(SUCCESSOR TO JUST ENERGY INCOME FUND)

and

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE is made as of January 1, 2011

AMONG:

JUST ENERGY GROUP INC., a corporation amalgamated under the laws of Canada (the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company formed under the laws of Canada (the “Trustee”)

WHEREAS pursuant to an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act Just Energy Income Fund (the “Fund”) was liquidated and dissolved, and all of the assets and liabilities of the Fund were distributed to and assumed by the Corporation as part of a Conversion Transaction;

AND WHEREAS there is currently $330,000,000 aggregate principal amount of 6.0% convertible extendible unsecured subordinated debentures (“Initial Debentures”) issued and outstanding pursuant to a trust indenture (the “Original Trust Indenture”) between the Fund and the Trustee dated as of May 5, 2010;

AND WHEREAS section 11.1(a) of the Original Trust Indenture provides, among other things, that if the Fund converts to a publicly-traded corporation (the “Continuing Corporation”) pursuant to a Conversion Transaction, the Continuing Corporation shall expressly assume, by supplemental indenture, all of the Fund’s obligations under the Indenture and the Initial Debentures;

AND WHEREAS section 16.1 of the Indenture provides, among other things, that the Corporation and the Trustee may supplement the Indenture without the consent of Debentureholders for such purpose;

AND WHEREAS all necessary matters and things have been done and performed by the Corporation to authorize the execution and delivery of this First Supplemental Trust Indenture and to make this First Supplemental Trust Indenture legal, valid and binding upon the Corporation subject to the terms of the Original Trust Indenture and this First Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL TRUST INDENTURE WITNESSETH that for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), it is hereby agreed and declared by all parties to this First Supplemental Trust Indenture, as follows:

ARTICLE 1

INDENTURE SUPPLEMENTAL

TO THE INDENTURE

1.1	Part of the Indenture—This First Supplemental Trust Indenture is declared to be supplemental to the Original Trust Indenture and is to form part of and shall have the same effect as though incorporated in the Original Trust Indenture. The Original Trust Indenture is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein.

1.2	Capitalized Terms—All capitalized terms contained in this First Supplemental Trust Indenture (including the recitals hereto) unless otherwise defined herein, shall, for all purposes hereof, have their respective meanings as set out in the Original Trust Indenture, unless expressly stated otherwise or the context otherwise requires.

ARTICLE 2

SUCCESSOR

2.1	Assumption of Obligations—The Corporation hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of the Fund in and to the Original Trust Indenture and all of the covenants and obligations of the Fund under the Initial Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Initial Debentures will be valid and binding obligations of the Corporation entitling the holders thereof, as against the Corporation, to all rights of Debentureholders under the Original Trust Indenture.

ARTICLE 3

AMENDMENTS TO THE INDENTURE

3.1	Parties to the Original Trust Indenture—As of and from the date hereof, the Original Trust Indenture is amended by replacing the Fund as a party to the Original Trust Indenture with its Successor, the Corporation.

3.2	Common Shares—The definition of “Trust Units” in the Original Trust Indenture shall be deleted and replaced by the following:

““Common Shares” means common shares in the capital of the Corporation, as such shares are constituted on January 1, 2011; provided that in the event of a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, “Common Shares” shall mean the common shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;”

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3.3	Other Amendments and Supplements—Unless the context otherwise requires, all references to:

(i)	“Conversion Transaction” and “Trustee” in the Original Trust Indenture and in any certificate representing an Initial Debenture shall be deleted;

(ii)	“Trust Unit” and “Trust Units” in the Original Trust Indenture and in any certificate representing an Initial Debenture shall be read as references to “Common Share” and “Common Shares”, respectively;

(iii)	“Unit” and “Units” in the Original Trust Indenture and in any certificate representing an Initial Debenture shall be read as references to “Share” and “Shares”, respectively;

(iv)	“distributions” in the Original Trust Indenture and in any certificate representing an Initial Debenture shall be read as references to “dividends”;

(v)	“Just Energy Income Fund” or “Just Energy Corp.” in the Original Trust Indenture and in any certificate representing an Initial Debenture shall be read as references to “Just Energy Group Inc.”; and

(vi)	“Fund”, “JEC”, or the “Administrator” in the Original Trust Indenture and in any certificate representing an Initial Debenture shall be read as references to the “Corporation”.

3.4	Limitation of Liability—Section 1.13 of the Original Trust Indenture shall be deleted in its entirety.

3.5	Form of Certificate—The form of certificate representing the Initial Debentures, as set forth in Schedule “A” to the First Supplemental Indenture, shall be replaced with the form substantially as set out in Schedule “A” hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Original Trust Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Original Trust Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Corporation executing such Initial Debentures in accordance with the Original Trust Indenture.

ARTICLE 4

ADDITIONAL MATTERS

4.1	Original Trust Indenture—The Corporation and Trustee hereby acknowledge and confirm that, except as specifically supplemented, modified or changed by the provisions of this First Supplemental Trust Indenture, all of the terms and conditions contained in the Original Trust Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof. The matters provided for in this First Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date hereof and do not constitute a novation.

4.2	Applicable Law—This First Supplemental Trust Indenture shall be governed by, and construed in accordance with, the laws of the Province of Ontario, and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

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4.3	Further Assurances—The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this First Supplemental Trust Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this First Supplemental Trust Indenture and carry out its provisions.

ARTICLE 5

EXECUTION

5.1	Counterparts and Formal Date—This First Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first written above.

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IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under the hands of their proper officers in that behalf.

JUST ENERGY GROUP INC.

Per:	Signed
Ken Hartwick
President and Chief Executive Officer

Per:	Signed
Beth Summers
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title:

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SCHEDULE “A”

TO THE FIRST SUPPLEMENTAL TRUST INDENTURE MADE AS OF

JANUARY 1, 2011 AMONG JUST ENERGY GROUP INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

[This Initial Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Just Energy Group Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

CUSIP/ISIN: [—]/[—]

No. 2011-01	$[—]

JUST ENERGY GROUP INC.

(A corporation amalgamated under the Canada Business Corporations Act)

6.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE JUNE 30, 2017

JUST ENERGY GROUP INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture dated as of May 5, 2010 between Just Energy Income Fund and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented pursuant to the First Supplemental Trust Indenture dated as of January 1, 2011 between the Corporation and the Debenture Trustee (together, the “Indenture”), promises to pay to the registered holder hereof on the Initial Maturity Date or the Final Maturity Date, as applicable, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [•] dollars ($[•]) in lawful money of Canada on presentation and surrender of this Initial Debenture at the principal office of the Debenture Trustee in Toronto, Ontario or any agent in accordance with the terms of the Indenture. The Initial Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.0% per annum, in like money, in arrears in equal semi-annual instalments (less any taxes required to be deducted or withheld) on June 30 and December 31 in each year commencing on December 31, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Final

Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from the date of issuance to, but excluding, December 31, 2010, which will be equal to $39.4521 for each $1,000 principal amount of the Initial Debentures. Notwithstanding the foregoing, if the Initial Debentures are repaid in full on the Initial Maturity Date, interest will be paid on the Initial Maturity Date for the period from and including May 5, 2010 to but excluding the Initial Maturity Date. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $330,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Toronto, Ontario at any time after the Initial Maturity Date and prior to the close of business on the Final Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the date specified for redemption of this Initial Debenture, into Freely Tradeable Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $18.00 (the “Conversion Price”) per Common Share, being a conversion rate of 55.5556 Common Shares for each $1,000 principal amount of Initial Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. Notwithstanding the foregoing, no Initial Debentures may be converted during the five business days preceding June 30 and December 31 of each year, commencing December 31, 2010 periods, or in certain circumstances in connection with a Conversion Transaction. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. Holders converting their Initial Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable prior to June 30, 2013, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after June 30, 2013, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,000 per $1,000 principal amount of Debenture from June 30, 2013 to and before June 30, 2015, provided the Current Market Price of the Common Shares on the date the Redemption Notice is given to holders is not less than 125% of the Conversion Price of the Initial Debentures and at a price equal to $1,000 per $1,000 principal amount of Debenture on or after June 30, 2015 and before maturity, in each case, plus accrued and unpaid interest, if any. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval and certain other conditions, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Freely Tradeable Common Shares obtained by dividing the applicable Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the Securities Act (Ontario), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the on the Final Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Initial Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the Current Market Price of the Common Shares on the Final Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Debentures will be reduced by the amount of taxes required to be deducted or withheld.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the register to be kept at the principal office of the Debenture Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF JUST ENERGY GROUP INC. has caused this Debenture to be signed by its authorized representatives as of the 5th day of May, 2010.

JUST ENERGY INCOME GROUP INC.

By:
(Authorized Officer)

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 6.0% Convertible Extendible Unsecured Subordinated Debentures due June 30, 2017, referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
[—]	[—]

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto             , whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $             principal amount hereof*) of JUST ENERGY GROUP INC. (the “Corporation”) standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Capitalized terms not otherwise defined have meaning ascribed in the indenture dated May 5, 2010 between Just Energy Income Fund and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented pursuant to the First Supplemental Trust Indenture dated as of January 1, 2011 between the Corporation and the Debenture Trustee.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution